Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Three Months ended September 30,
	2005	2004
Numerator:
Income from continuing operations	$8,959	$10,910
Discontinued operations, net	2,379	3,773
Preferred stock dividends	(4,468)	(3,203)

Net income available to common shareholders	$6,870	$11,480

Denominator:
Denominator for basic earnings per share—weighted average shares	51,065	50,210
Effect of dilutive securities:
Stock options	925	685

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	51,990	50,895

Basic earnings per share from continuing operations.	$0.09	$0.15
Basic earnings per share from discontinued operations	0.04	0.08

Basic earnings per share	$0.13	$0.23

Diluted earnings per share from continuing operations	$0.09	$0.15
Diluted earnings per share from discontinued operations	0.04	0.08

Diluted earnings per share	$0.13	$0.23

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Nine Months ended September 30,
	2005	2004
Numerator:
Income from continuing operations	$27,291	$32,657
Discontinued operations, net	8,425	12,228
Gain on sale of discontinued operations	26,897	—
Preferred stock dividends	(13,404)	(8,588)

Net income available to common shareholders	$49,209	$36,297

Denominator:
Denominator for basic earnings per share—weighted average shares	50,830	50,130
Stock options	810	520

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	51,640	50,650

Basic earnings per share from continuing operations	$0.27	$0.48
Basic earnings per share from discontinued operations	0.70	0.24

Basic earnings per share	$0.97	$0.72

Diluted earnings per share from continuing operations	$0.27	$0.48
Diluted earnings per share from discontinued operations	0.68	0.24

Diluted earnings per share	$0.95	$0.72